

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 21, 2008

VIA US MAIL AND FAX (516) 676-2420
Barry M. Brookstein
Chief Financial Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

Re: Compliance Systems Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 333-131862

Dear Mr. Brookstein:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Registered Public Accounting Firm,, page F-2
BP Audit Group PLC

1. We note that you did not previously file your 2006 Form 10-KSB as required following the effectiveness of your Form SB-2 in early 2007. Your failure to file the subject form rendered the company not timely or current in its Exchange Act reporting. Until you file your 2006 10-KSB and the audited 2006 financial statements, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any

purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required audited financial statements.

2. In your 2007 Form 10-KSB, you disclose that the 2006 audit report "is a copy of an audit report previously issued by BP Audit Group, PLLC. Such audit report has not been re-issued by BP Audit Group, PLLC." Since you failed to file your 2006 10-KSB, your 2006 financial statements are considered unaudited and it is not appropriate to file a copy of an audit report previously issued by BP Audit Group, PLLC. Accordingly, please have your 2006 financial statements re-audited under Article 2 of Regulation S-X.

2. Summary of Significant Accounting Policies
J. Share-Based Payment Arrangements, page F-9

3. We note that despite the volatility in the price of your stock, the valuation of the stock options was based on the estimated volatility inputs of 4.45% (page F-23) and 16.92% (page 9 of your Form 10-Q for the quarterly period ended September 30, 2008). Tell us how you determined the estimated volatility of your stock. Refer to SAB.T.14D1. Also, identify and tell us the nature of your similarities with the two companies on which you based the volatility rates.

11.F. Recognition of Beneficial Conversion Cost of Preferred Stock Issuance, page F-23

4. Considering that the Series C holders appeared to have accepted terms which were subsequently revocable due the scrivener's error on redemption provisions, tell us why it would be appropriate to designate a commitment date earlier than January 4, 2008, the date when such debtholders were notified of the cancellation of the redemption provisions contained in their initial agreement.

Item 8A(T). Controls and Procedures, page 23

5. We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior

fiscal year, it appears you are required to report on your management's
assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you
complete your evaluation and amend your filing within 30 calendar days to
provide the required management's report on internal control over financial
reporting. In performing your evaluation, you may find the following documents
helpful:

- the Commission's release *Amendments to Rules Regarding Management's
  Report on Internal Control Over Financial Reporting* (Securities Act Release
  8809/Financial Reporting Release 76). You can find this release at:
  http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's
  Report on Internal Control Over Financial Reporting Under Section 13(a) or
  15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
  8010/Financial Reporting Release 77). You can find this release at
  http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
  (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete
its report on internal control over financial reporting impacts its conclusions
regarding the effectiveness of your disclosure controls and procedures as of
December 31, 2007 and revise your disclosure as appropriate. In particular,
please explain how you considered the definition of disclosure controls and
procedures provided in Rule 13a-15(e), which indicates that effective controls and
procedures would ensure that information required to be disclosed by the issuer is
recorded, processed, summarized and **reported** within the time periods specified
in the Commission's rules and forms.

*   *   *   *

Please amend your filing and respond to these comments through correspondence
over EDGAR within 10 business days or tell us when you will provide us with a
response. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director